BRAZIL GOLD CORP.

November 18, 2013

Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Brazil Gold Corp.

Preliminary Information Statement on Schedule 14C

Filed October 31, 2013

File No. 001-33714

Dear Mr. Spirgel:

Brazil Gold Corp., (the “Company”), has received and reviewed your letter of November 8, 2013 (the “Letter”), pertaining to the Company’s Preliminary Information Statement on Schedule 14C (the “Filing”) as filed with the Securities and Exchange Commission (the “Commission”) on October 31, 2013.

The replies below correspond to the Sections indicated in the Letter:

General

1.

The Company has amended its Preliminary Information Statement on Schedule 14C to provide tabular disclosure of certain financing arrangements and the material terms thereof.

2.

The Company has amended its Preliminary Information Statement on Schedule 14C to provide disclosure regarding the potential dilutive effects of the increase in authorized stock, and impact it may have on voting power and anti-takeover effects.

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional requests please contact the undersigned at the number above.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

BRAZIL GOLD CORP.

/s/ Conrad Huss

By: Conrad Huss

Title:  Chief Executive Officer